UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-C

                      REPORT BY ISSUER OF SECURITIES QUOTED
                           ON THE NASDAQ STOCK MARKET

        Filed pursuant to Section 13 or 15(d) of the Securities Exchange
                Act of 1934 and Rule 13a-17 or 15d-17 thereunder

                             SUN MICROSYSTEMS, INC.
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                 (Exact name of issuer as specified in charter)

                  2550 Garcia Avenue, Mountain View, CA 94043
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                   (Address of principal executive offices)

       Issuer's telephone number, including area code    (415) 960-1300
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                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.   Title of security        Common Stock, $0.00067 par value
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2.   Number of shares outstanding before the change 91,709,525 outstanding as of
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     November 20, 1995,  the record date for Issuer's  two-for-one  stock split,
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     effected in the form of a stock dividend.
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3.   Number of shares outstanding after the change  183,419,050
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4.   Effective date of change  November 20, 1995 (Record Date)
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5.   Method of change: Stock Split (effected in the form of a stock dividend)
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          Specify method (such as merger, acquisition,  exchange,  distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

     Give brief  description of transaction:  Issuer's  two-for-one  stock split
                                             -----------------------------------
          effected in the form of a stock  dividend,  the payment date for which
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          shall be December 11, 1995.
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                        II.  CHANGE IN NAME OF ISSUER

1.   Name prior to change         Not applicable
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2.   Name after change         Not applicable
                         -------------------------------------------------------

3.   Effective date of charter amendment changing name        Not applicable
                                                       -------------------------

4.   Date of shareholder approval of change, if required      Not applicable
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     Date:  November 28, 1995              /s/ MICHAEL H. MORRIS
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                                        Michael H. Morris
                                        Vice President and General Counsel